Exhibit 12.1
The Kraft Heinz Company
Computation of Ratios of Earnings to Fixed Charges
(in millions)

	Successor				Predecessor (H. J. Heinz Company)
	July 3, 2016 (26 weeks)	January 3, 2016 (53 weeks)	December 28, 2014 (52 weeks)	February 8 - December 29, 2013 (29 weeks)	April 29 - June 7, 2013 (6 weeks)	April 28, 2013 (52 weeks)	April 29, 2012 (52 1/2 weeks)	April 27, 2011 (52 weeks)
Fixed Charges:
Interest expense(a)	$513	$1,321	$701	$418	$52	$287	$297	$277
Capitalized interest	6	3	1	2	—	1	—	2
Interest component of rent expense(b)	30	54	29	38	5	43	46	32
Total fixed charges	$549	$1,378	$731	$458	$57	$331	$343	$311
Earnings:
Income/(loss) from continuing operations before income or loss from equity investees and income taxes	$2,638	$1,013	$803	$(298)	$(130)	$1,344	$1,237	$1,416
Add: Interest expense(a)	513	1,321	701	418	52	287	297	277
Add: Interest component of rent expense(b)	30	54	29	38	5	43	46	32
Add: Amortization of capitalized interest	1	3	1	1	—	—	1	1
Earnings as adjusted	$3,182	$2,391	$1,534	$159	$(73)	$1,674	$1,581	$1,726

Ratios of earnings to fixed charges	5.80	1.74	2.10	(c)	(c)	5.06	4.61	5.55

(a)	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.

(b)	Represents a reasonable approximation of the interest factor.

(c)
The ratio coverage during the period from February 8 to December 29, 2013 (“2013 Successor Period”) and during the period from April 29 to June 7, 2013 (“2013 Predecessor Period”) was less than 1:1. We would have needed to generate additional earnings of $299 million during the 2013 Successor Period and $130 million during the 2013 Predecessor Period to achieve ratio coverage of 1:1.